SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)

BIOTIME INC.

(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

Alfred D. Kingsley
Greenway Partners, L.P.
150 E. 57th Street
 New York, New York  10022

(212) 355-6800

(Name, address and telephone number of person authorized to receive notices and communications)

December 31, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 11 Pages)

CUSIP No. 09066L105	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON: GREENBELT CORP. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3791931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	2,411,330
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,411,330
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		2,411,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.99%
14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON: GREENWAY PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3714238
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	612,589
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	612,589
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		612,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		2.6%
14	TYPE OF REPORTING PERSON:	PN

CUSIP No. 09066L105	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON: GREENHOUSE PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3793447
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	612,589
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	612,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		612,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		2.6%
14	TYPE OF REPORTING PERSON:	PN

CUSIP No. 09066L105	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON: GREENBROOK VALLEY LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	612,589
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	612,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		612,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		2.6%
14	TYPE OF REPORTING PERSON:	OO

CUSIP No. 09066L105	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON: GREENMINT LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	612,589
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	612,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		612,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		2.6%
14	TYPE OF REPORTING PERSON:	OO

CUSIP No. 09066L105	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON: ALFRED D. KINGSLEY S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	7,048,882
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	3,023,919
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	7,048,882
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,023,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		10,072,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		37.8%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105	13D	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON: GARY K. DUBERSTEIN S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	12,936
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	3,023,919
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	12,936
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,023,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		3,036,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		12.5%
14	TYPE OF REPORTING PERSON:	IN

This Amendment No. 21 (“Amendment No. 21”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002, Amendment No. 11 dated April 25, 2003, Amendment No. 12 dated October 2, 2003, Amendment No. 13 dated January 26, 2004, Amendment No. 14 dated February 2, 2004, Amendment No. 15 dated September 12, 2005, Amendment No. 16 dated December 27, 2005, Amendment No. 17, dated May 16, 2006, Amendment No. 18 dated October 18, 2007, Amendment No. 19 dated April 9, 2008 , and Amendment No. 20 dated November 19, 2008 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), Greenbrook Valley LLC (“Greenbrook”), Greenmint LLC (“Greenmint”), Alfred D. Kingsley and Gary K. Duberstein (collectively, the “Reporting Persons”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on each Reporting Person’s respective cover sheet is incorporated by reference herein.

ITEM 4.      PURPOSE OF TRANSACTION

The information presented in response to Item 5(c) is incorporated by reference herein.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

(a)         As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown on their respective cover page, which information is incorporated by reference herein by such Reporting Person.  The percentages are based upon the number of shares shown as outstanding on the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2008.

The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table.  In such table, pursuant to Rule 13d-3, (a) the shares issuable upon the exercise of the warrants owned by Greenbelt are deemed outstanding for determining the percentage ownership of Shares by Greenbelt, (b) the shares issuable upon the exercise of the warrants owned by Greenway are deemed outstanding for determining the percentage ownership of Shares by Greenway, (c) the shares issuable upon the exercise of the warrants owned by Mr. Kingsley are deemed outstanding for determining the percentage ownership of Shares by Mr. Kingsley, who is the direct beneficial owner thereof, and (d) the shares issuable upon the exercise of the warrants owned by Mr. Duberstein are deemed outstanding for determining the percentage ownership of Shares by Mr. Duberstein, who is the direct beneficial owner thereof.

Name	Number of Shares	Approximate Percentage of Outstanding Shares
Greenbelt	2,411,330	9.99%
Greenway	612,589	2.6%
Kingsley	7,048,882	27.0%
Duberstein	12,936	0.05%

Greenbelt has direct beneficial ownership of 2,411,330 Shares.  Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns.  Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

Greenway has direct beneficial ownership of 612,589 Shares.  Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership.  Each of Messrs. Kingsley and Duberstein, through their ability to control Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own.

(b)           If Greenbelt were to exercise in full the warrants it owns, which are all presently exercisable, it would have the sole power to vote or direct the vote of 2,411,330 Shares, and the sole power to dispose or direct the disposition of such Shares.  Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares that Greenbelt beneficially owns.  Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

If Greenway were to exercise in full the warrants it owns, which are all presently exercisable, it would have the sole power to vote or direct the vote of 612,589 Shares and the sole power to dispose or direct the disposition of such Shares.  Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership.  Each of Messrs. Kingsley and Duberstein, through their ability to control Greenhouse, to may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares which Greenhouse may be deemed to beneficially own.

If Mr. Kingsley were to exercise in full the warrants he holds, which are all presently exercisable, he would have the sole power to vote or direct the vote of 7,048,882 Shares and the sole power to dispose or direct the disposition of such Shares.

If Mr. Duberstein were to exercise in full the warrants he holds, which are all presently exercisable, he would have has the sole power to vote or direct the vote of 12,936 Shares and the sole power to dispose or direct the disposition of such Shares.

(c)           On December 31, 2008, Greenway began distributing to its limited partners, on a pro rata basis, 248,082 Shares, 185,797 warrants, and $95,846 in principal amount of BioTime promissory notes issued under the BioTime line of credit.

Any shares that may be acquired by Mr. Kingsley and Greenway in exchange for their BioTime promissory notes are not included in the shares beneficially owned by them.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  January 7, 2009

/s/Alfred D. Kingsley
Alfred D. Kingsley

GREENHOUSE PARTNERS, L.P

By:	/s/Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENWAY PARTNERS, L.P.
By:	Greenhouse Partners, L.P.,
its general partner

By:	/s/Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENBELT CORP.

By:	/s/Alfred D. Kingsley
Alfred D. Kingsley, President